UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

21VIANET GROUP, INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value 0.00001

(Title of Class of Securities)

90138A103

(CUSIP Number)

Su Yusong

Tuspark Innovation Venture Ltd.

16th Floor, Block A, Innovation Building, Tsinghua Science Park,

Haidian District

Beijing, China

Telephone: +86 10 62785888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: Tuspark Innovation Venture Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 143,050,264(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 143,050,264
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,050,264, representing (i) 31,996,874 Class A Ordinary Shares and (ii) 111,053,390 Class B Ordinary Shares which are convertible into the same number of Class A Ordinary Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Representing 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.
(2)	Represents approximately 51.0% of the voting power of the ordinary shares of the Issuer. Represents approximately 21.4% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 458,916,346 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of December 31, 2015 pursuant to the Issuer’s Annual Report filed on Form 20-F, plus 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares issued to Tuspark Innovation Venture Ltd. pursuant to the Share Subscription Agreement as described in Item 4.

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: Tus-Holdings Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 143,050,264(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 143,050,264
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,050,264, representing (i) 31,996,874 Class A Ordinary Shares and (ii) 111,053,390 Class B Ordinary Shares which are convertible into the same number of Class A Ordinary Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Representing 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.
(2)	Represents approximately 51.0% of the voting power of the ordinary shares of the Issuer. Represents approximately 21.4% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 458,916,346 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of December 31, 2015 pursuant to the Issuer’s Annual Report filed on Form 20-F, plus 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares issued to Tuspark Innovation Venture Ltd. pursuant to the Share Subscription Agreement as described in Item 4.

CUSIP No.	90138A103

1.	NAME OF REPORTING PERSON: Tsinghua Holdings Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 143,050,264(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 143,050,264
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,050,264, representing (i) 31,996,874 Class A Ordinary Shares and (ii) 111,053,390 Class B Ordinary Shares which are convertible into the same number of Class A Ordinary Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Representing 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.
(2)	Represents approximately 51.0% of the voting power of the ordinary shares of the Issuer. Represents approximately 21.4% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 458,916,346 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of December 31, 2015 pursuant to the Issuer’s Annual Report filed on Form 20-F, plus 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares issued to Tuspark Innovation Venture Ltd. pursuant to the Share Subscription Agreement as described in Item 4.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value 0.00001 per share (the “Class A Ordinary Shares”) of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, The People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is jointly filed on behalf of Tuspark Innovation Venture Ltd., a company incorporated under the laws of the British Virgin Islands (“Tuspark”), Tus-Holdings Co., Ltd., a company incorporated under the laws of the British Virgin Islands (“Tus-Holdings”), and Tsinghua Holdings Co., Ltd., a company incorporated under the laws of People’s Republic of China (“Tsinghua Holdings”). The principal office address of Tuspark is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China. The principal office address of Tus-Holdings is 14-17/F, Block A, Tsinghua University Science Park Innovation Plaza, Beijing, 100084, the People’s Republic of China. The principal office address of Tsinghua Holdings is 25/F, Building A, S.P Tower, Tsinghua Science Park, Beijing, 100084, the People’s Republic of China. The principal business of Tuspark is investment holding, the principal business of Tus-Holdings is developing, constructing, operating and managing Tsinghua University Science Park (TusPark) Development Center, and the principal business of Tsinghua Holdings is investment holding and promoting scientific developments.

Tuspark is a wholly owned subsidiary of Tus-Holdings. Tus-Holdings is controlled by Tsinghua Holdings.

The name, business address, present principal occupation and citizenship of the directors and executive officers of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The purchase price of the Class A Ordinary Shares was US$2.712 per share. The source of funds used by Tuspark to acquire the Class A Ordinary Shares were internal resources. The aggregate purchase price for the shares will be paid in the amount of US$388,000,000 on the Closing Date.

Item 4.	Purpose of Transaction

On May 23, 2016, the Issuer entered into a Shared Subscription Agreement (the “Agreement”) with Tuspark, pursuant to which the Issuer agreed to issue and allot Tuspark, and Tuspark agreed to purchase and subscribe from the Issuer, 31,996,874 Class A Ordinary Shares and 111,053,390 Class B ordinary shares, par value $0.00001 per share, of the Issuer (the “Class B Ordinary Shares”), in each case, at a purchase price of US$2.712 per share. The aggregate purchase price in the amount of US$388,000,000 for the shares will be paid at Closing.

A copy of the Share Subscription Agreement is attached hereto as Exhibit 7.02, and is incorporated by reference herein. The foregoing descriptions of the Share Subscription Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreement attached hereto as Exhibit 7.02.

Pursuant to the Share Subscription Agreement, Tuspark has the right to appoint one director and nominate one independent director (whose independence must meet the applicable NASDAQ rule requirement) to the board of directors of the Issuer. The Issuer appointed a director nominated by Tuspark to the Issuer’s Board of Directors in accordance with the Share Subscription Agreement on June 16, 2016.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Tuspark is the beneficial owner of 143,050,264 Class A Ordinary Shares, representing (i) 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by Tuspark into Class A Ordinary Shares, (ii) approximately 6.5% of the outstanding Class A Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by Tus-Holdings into Class A Ordinary Shares, (iii) approximately 21.4% of all outstanding ordinary shares of the Issuer, assuming the conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, and (iv) approximately 51.0% of the voting power of all ordinary shares of the Issuer. The foregoing is based on 458,916,346 Class A Ordinary Shares and 63,596,248 Class B Ordinary Shares outstanding as of December 31, 2015 pursuant to the Issuer’s Annual Report filed on Form 20-F, plus 31,996,874 Class A Ordinary Shares and 111,053,390 Class B Ordinary Shares issued to Tuspark pursuant to the Share Subscription Agreement as described in Item 4. Class A Ordinary Shares hold one vote per share and Class B Ordinary Shares hold ten votes per share.

Tus-Holdings, through its ownership of Tuspark, may be deemed share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Tuspark. Tsinghua-Holdings, through its controlling interest in Tus-Holdings, may be deemed share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Tuspark and Tus-Holdings.

(c) Except as described in this Schedule 13D, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth and incorporated in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated July 13, 2016.

Exhibit 7.02	Share Subscription Agreement, by and between the Issuer and Tuspark, dated May 23, 2016.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The business address for each director and executive officer of Tuspark is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, 100084, the People’s Republic of China. The business address for each director and executive officer of Tus-Holdings is 14-17/F, Block A, Tsinghua University Science Park Innovation Plaza, Beijing, 100084, the People’s Republic of China. The name, present principal occupation and citizenship of each director and executive officer of the Reporting Persons are set forth below:

Tuspark Innovation Venture Ltd.

Name and Position	Present Principal Occupation	Citizenship
Yusong SU Director and Manager	Manager of Tuspark Innovation Venture Ltd.	People’s Republic of China

Tus-Holdings Co., Ltd.

Name and Position	Present Principal Occupation	Citizenship
Jiwu WANG Director	Chairman	People’s Republic of China
Zhiqiang LI Director	Vice Chairman and member of Investment Decision Committee	People’s Republic of China
Xu WU Director	Vice Chairman	Saint Kitts and Nevis
Yun ZHENG Director	Director	People’s Republic of China
Wei YUAN Director and CEO	Director and CEO of Tus-Holdings Co., Ltd.	People’s Republic of China
Zhigang MA Director	Director	Macau
Zhidong CAO Director	Director	People’s Republic of China

Tsinghua Holdings Co., Ltd.

Name and Position	Present Principal Occupation	Citizenship
Jinghong XU Director	Chairman	People’s Republic of China
Dawei LONG Director	Vice Chairman	People’s Republic of China
Liye ZHOU Director and CEO	Director and CEO of Tsinghua Holdings Co., Ltd.	People’s Republic of China
Jiwu WANG Director	Director	People’s Republic of China
Qinxian JIN Director	Director	People’s Republic of China
Weiguo ZHAO Director	Director	People’s Republic of China
Yong LI Director	Director	People’s Republic of China
Feng DENG Director	Director	United States of America
Hongmin ZHANG Director	Director	People’s Republic of China

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2016

Tuspark Innovation Venture Ltd.

By:	/s/ Yusong SU
Name: Yusong SU
Title: Director and Manager

Tus-Holdings Co., Ltd.

By:	/s/ Wei YUAN
Name: Wei YUAN
Title: President

Tsinghua Holdings Co., Ltd.

By:	/s/ Liye ZHOU
Name: Liye ZHOU
Title: Director and Chief Executive Officer